Exhibit 99.1

Safe Bulkers, Inc. Reports Second Quarter and First Half 2011 Results
and Declares Quarterly Dividend

Athens, Greece – July 21, 2011 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six months periods ended June 30, 2011. The Company’s Board of Directors also declared a quarterly dividend of $0.15 per share for the second quarter of 2011.

Summary of Second Quarter 2011 Results

•

Net revenue for the second quarter of 2011 increased by 1% to $41.2 million from $40.6 million during the same period in 2010.

•

Net income for the second quarter of 2011 decreased by 22% to $19.1 million from $24.4 million during the same period in 2010. Adjusted net income1 for the second quarter of 2011 decreased by 7% to $25.5 million from $27.4 million during the same period in 2010.

•

EBITDA2 for the second quarter of 2011 decreased by 14% to $25.5 million from $29.8 million during the same period in 2010. Adjusted EBITDA1 for the second quarter of 2011 decreased by 3% to $31.9 million from $32.9 million during the same period in 2010.

•

Earnings per share (“EPS”) for the second quarter of 2011 of $0.27, calculated based on a weighted average number of shares of 70,116,022, compared to $0.37 in the second quarter of 2010, calculated based on a weighted average number of shares of 65,870,573. Adjusted EPS1 for the second quarter of 2011 of $0.36, calculated based on a weighted average number of shares of 70,116,022, compared to $0.42 in the second quarter of 2010, calculated based on a weighted average number of shares of 65,870,573.

•

The Company’s Board of Directors declared a dividend of $0.15 per share for the second quarter of 2011.

Summary of First Half 2011 Results

•

Net revenue for the first half of 2011 increased by 11% to $83.5 million from $74.9 million during the same period in 2010.

•

Net income for the first half of 2011 decreased by 18% to $46.4 million from $56.5 million during the same period in 2010. Adjusted net income for the first half of 2011 increased by 6% to $52.9 million from $50.1 million during the same period in 2010.

•

EBITDA for the first half of 2011 decreased by 10% to $59.9 million from $66.9 million during the same period in 2010. Adjusted EBITDA for the first half of 2011 increased by 10% to $66.4 million from $60.5 million during the same period in 2010.

•

EPS for the first half of 2011 of $0.68, calculated based on a weighted average number of shares of 68,010,508, compared to $0.93 in the first half of 2010, calculated based on a weighted average number of shares of 60,681,831. Adjusted EPS for the first half of 2011 of $0.78, calculated based on a weighted average number of shares of 68,010,508, compared to $0.83 in the first half of 2010, calculated based on a weighted average number of shares of 60,681,831.

Fleet and Employment Profile as of July 20, 2011

The Company’s operational fleet was comprised of 16 drybulk vessels with an average age of 4.4 years.

The Company has contracted to acquire 11 additional drybulk newbuild vessels with deliveries scheduled at various times through 2014. The newbuild vessels consist of four Panamax, three Kamsarmax, two Post-Panamax and two Capesize vessels.

The contracted employment of fleet ownership days for the remainder of 2011 was 77%. For the full years 2011, 2012 and 2013 the contracted employment of fleet ownership days was 89%, 59% and 53% respectively. Contracted employment includes vessels which are scheduled to be delivered to us in the future.

Capital Expenditure Requirements and Liquidity as of June 30, 2011

The remaining capital expenditure requirements net of commissions for the delivery of our 11 newbuilds amounted to $304.5 million, of which $140.3 million is scheduled to be paid in 2011, $83.9 million in 2012, $34.2 million in 2013 and $46.1 million in 2014. We anticipate satisfying these capital expenditure requirements from existing cash and time deposits, operating cash surplus and existing undrawn loan facilities.

The Company had $25.9 million in cash and short-term time deposits, $5.4 million in long-term restricted cash and $50.0 million in a long-term floating rate note, from which it may borrow up to 80% under certain conditions.

The Company had $199.2 million in undrawn loan and credit facilities, for two existing and three newbuild vessels and $55.1 million available under existing revolving reducing credit facilities.  Apart from the above contracted loan and credit facilities, the Company remains with eight debt-free newbuilds, on which additional financing may be contracted as and if required.

Additional Offering

On April 15, 2011 the Company completed an underwritten public equity offering of 5,000,000 shares of common stock priced at $8.40 per share to the public. The net proceeds from the offering after deducting the underwriting discount and offering expenses were $39.6 million.

Dividend Declaration

The Company’s Board of Directors declared a cash dividend on the Company’s common stock of $0.15 per share payable on or about August 31, 2011 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on August 24, 2011. The Company has 70,887,221 shares of common stock issued and outstanding as of today.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “Our Board of Directors has declared our thirteenth consecutive dividend since our IPO.  Our financial position is supported by our contracted revenue, low pay-out ratio and fleet expansion. Our recently completed equity offering further strengthens our balance sheet, while our additional contracted loans and credit facilities are expected to expand our financial flexibility. We have an ongoing newbuilding program and we may pursue further attractive vessel acquisition opportunities to expand and renew our fleet with higher efficiency vessels as new designs are introduced.  We are committed to develop our Company through flexible asset and financial management and consistent chartering policy.’’

Conference Call

On Friday, July 22, 2011 at 9:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until July 29, 2011 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2011 Results

Net income decreased by 22% to $19.1 million for the second quarter of 2011 from $24.4 million for the second quarter of 2010, mainly due to the following factors:

Net revenues: Net revenues increased by 1% to $41.2 million for the second quarter of 2011 compared to $40.6 million for the same period in 2010, as a net effect of the increased number of operating days and the decreased time charter equivalent rate3 (“TCE rate”). The Company operated 16 vessels on average during the second quarter of 2011, earning a TCE rate of $27,921, compared to 14.9 vessels and a TCE rate of $29,706 during the same period in 2010.

Vessel operating expenses: Vessel operating expenses increased by 10% to $6.5 million for the second quarter of 2011 compared to $5.9 million for the same period in 2010. The increase in operating expenses is mainly attributable to an increase in ownership days by 7% to 1,456 days for the second quarter of 2011 from 1,359 days for the same period in 2010. Daily vessel operating expenses increased by 3% to $4,479 for the second quarter of 2011 compared to $4,362 for the same period in 2010, mainly due to the performance of one dry docking during the second quarter of 2011 compared to none during the same period of 2010.

Depreciation: Depreciation increased by 10% to $5.6 million for the second quarter of 2011 compared to $5.1 million for the same period in 2010 as a result of the increase in the average number of vessels operated by the Company during the second quarter of 2011.

Early redelivery income: During the second quarter of 2010, we recorded $1.8 million of early redelivery income, compared to zero for the same period in 2011. Early redelivery income recorded in the second quarter of 2010 was related to the early termination agreements for the period time charters of our vessels Pedhoulas Merchant and Pedhoulas Leader.

Interest income: Interest income decreased to $0.2 million in the second quarter of 2011 from $1.3 million for the same period in 2010, attributable to lower average cash held and lower interest rates earned in the respective periods.

Loss on derivatives: Loss on derivatives increased by 25% to $6.1 million in the second quarter of 2011 compared to a loss of $4.9 million for the same period in 2010, as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities and increased swap notional amounts. These swaps economically hedge the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts is 2.7 years as of June 30, 2011.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2010	2011	2010	2011
REVENUES:
Revenues	41,394	41,974	76,191	85,019
Commissions	(767)	(788)	(1,290)	(1,559)
Net revenues	40,627	41,186	74,901	83,460
EXPENSES:
Voyage expenses	(257)	(756)	(292)	(807)
Vessel operating expenses	(5,928)	(6,521)	(10,913)	(12,266)
Depreciation	(5,141)	(5,645)	(9,009)	(11,227)
General and administrative expenses	(1,542)	(1,954)	(3,063)	(3,892)
Early redelivery income	1,835	-	325	101
Gain on sale of asset	-	-	15,199	-
Operating income	29,594	26,310	67,148	55,369
OTHER (EXPENSE) / INCOME:
Interest expense	(1,558)	(926)	(3,017)	(2,642)
Other finance costs	(43)	(63)	(133)	(120)
Interest income	1,301	242	1,772	528
Loss on derivatives	(4,876)	(6,145)	(9,118)	(6,151)
Foreign currency gain/(loss)	28	(222)	10	(391)
Amortization and write-off of deferred finance charges	(50)	(89)	(156)	(178)
Net income	24,396	19,107	56,506	46,415

Earnings per share	0.37	0.27	0.93	0.68
Weighted average number of shares	65,870,573	70,116,022	60,681,831	68,010,508

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2010	June 30, 2011
ASSETS
Cash, time deposits	100,415	25,879
Other current assets	3,861	5,917
Vessels, net	541,244	530,017
Advances for vessel acquisition and vessels under construction	99,014	175,576
Restricted cash non-current	5,423	5,423
Long-term investment	50,000	50,000
Other non-current assets	5,415	7,151
Total assets	805,372	799,963

LIABILITIES AND EQUITY
Current portion of long-term debt	27,674	19,254
Other current liabilities	25,309	32,132
Long-term debt, net of current portion	467,070	406,988
Other non-current liabilities	41,186	31,854
Shareholders’ equity	244,133	309,735
Total liabilities and equity	805,372	799,963

Fleet Data

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2010	2011	2010	2011

FLEET DATA
Number of vessels at period’s end	15.00	16.00	15.00	16.00
Average age of fleet (in years)	3.55	4.30	3.55	4.30
Ownership days (1)	1,359	1,456	2,537	2,896
Available days (2)	1,359	1,448	2,523	2,888
Operating days (3)	1,348	1,443	2,498	2,883
Fleet utilization (4)	99.2%	99.1%	98.5%	99.6%
Average number of vessels in the period (5)	14.93	16.00	14.02	16.00

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$29,706	$27,921	$29,572	$28,619
Daily vessel operating expenses (7)	$4,362	$4,479	$4,302	$4,235

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during such period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in such period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during such period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

RECONCILIATION OF ADJUSTED NET INCOME, EPS AND EBITDA

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2010	2011	2010	2011
Net Income - Adjusted Net Income
Net Income	24,396	19,107	56,506	46,415
Less Gain on Sale of Assets	-	-	(15,199)	-
Less Early Redelivery Income	(1,835)	-	(325)	(101)
Plus Loss on Derivatives	4,876	6,145	9,118	6,151
Plus Foreign Currency (Gain)/Loss	(28)	222	(10)	391
Adjusted Net Income	27,409	25,474	50,090	52,856

EBITDA - Adjusted EBITDA
Net Income	24,396	19,107	56,506	46,415
Plus Net Interest Expense	257	684	1,245	2,114
Plus Depreciation	5,141	5,645	9,009	11,227
Plus Amortization	50	89	156	178
EBITDA	29,844	25,525	66,916	59,934
Less Gain on Sale of Assets	-	-	(15,199)	-
Less Early Redelivery Income	(1,835)	-	(325)	(101)
Plus Loss on Derivatives	4,876	6,145	9,118	6,151
Plus Foreign Currency (Gain)/Loss	(28)	222	(10)	391
ADJUSTED EBITDA	32,857	31,892	60,500	66,375

EPS – Adjusted EPS
Net Income	24,396	19,107	56,506	46,415
Adjusted Net Income	27,409	25,474	50,090	52,856
Weighted average number of shares	65,870,573	70,116,022	60,681,831	68,010,508
EPS	0.37	0.27	0.93	0.68
Adjusted EPS	0.42	0.36	0.83	0.78

EBITDA represents net income before interest, income tax expense, depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs and EBITDA assists in the comparability of the Company’s fundamental performance from period to period. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency to derive adjusted net income, adjusted EPS and the adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

Adjusted net income, Adjusted earnings per share, EBITDA and Adjusted EBITDA are not items recognized by GAAP and should not be considered as alternatives to Net income, earnings per share, operating income, or any other indicator of a Company’s operating performance required by GAAP.

Existing Fleet Employment Profile as of July 20, 2011

Set out below is a table showing our existing vessels and their contracted employment.

Vessel Name	DWT	Year Built	Charter Rate (a) USD/day	Charter Duration (b)
Maria	76,000	2003	20,250	Apr 2011 – Apr 2014
Vassos	76,000	2004	29,000	Nov 2008 – Oct 2013
Katerina	76,000	2004	20,000	Feb 2011 – Feb 2014
Maritsa	76,000	2005	26,727 (c)	Mar 2010 – Mar 2015
Pedhoulas Merchant	82,300	2006	26,250 18,350 (f)	Jun 2011 – Aug 2011 Aug 2011 – Aug 2013
Pedhoulas Trader	82,300	2006	41,500 (d)	Aug 2008 – Jul 2013
Pedhoulas Leader	82,300	2007	16,250	Jun 2011 – Jul 2011
Stalo	87,000	2006	34,160	Mar 2010 – Feb 2015
Marina	87,000	2006	41,500 (e)	Dec 2008 – Dec 2013
Sophia	87,000	2007	34,720	Oct 2008 – Sep 2013
Eleni	87,000	2008	34,160	Apr 2010 – Mar 2015
Martine	87,000	2009	40,500	Feb 2009 – Feb 2014
Andreas K	92,000	2009	22,000	Feb 2011 – Nov 2011
Panayiota K	92,000	2010	19,250	May 2011 – Nov 2011
Venus Heritage	95,800	2010	17,750	Mar 2011 – Aug 2011
Kanaris	178,100	2010	31,000 25,928	Sep 2010 – Sep 2011 Sep 2011 – May 2031

(a)

Either gross charter rate or average gross charter rate for charter parties with variable rates among periods or for consecutive charter parties with the same charterer under similar basic terms.

(b)

Delivery / redelivery dates reflect the Company’s best estimates. Actual delivery / redelivery dates can differ pursuant to the terms of the relevant charter contract.

(c)

Initially a five-year variable rate contract, first and second year at $32,000, third year at $28,000, and fourth and fifth years at $24,000. In April 2011, the Company agreed with the charterer to adopt a fixed charter rate of $26,727 for the remainder of the five year charter period without changing the total contracted revenue.

(d)

Five-year variable rate contract, first year at $69,000, second year at $56,500, third year at $42,000, and fourth and fifth years at $20,000.

(e)

Five-year variable rate contract, $61,500 from Dec. 2008 to Mar. 2009, $57,500 from Apr. 2009 to Dec. 2009, $52,500 from Dec. 2009 to Dec. 2010, $42,500 from Dec. 2010 to Dec. 2011, $32,500 from Dec. 2011 to Oct. 2012, $31,500 from Oct. 2012 to Dec. 2012 and $21,500 from Dec. 2012 to Dec. 2013.

(f)

Charter agreement which provides us with the choice of deploying either Pedhoulas Merchant or Pedhoulas Leader.

The contracted charter coverage including newbuilds, based on the Company’s best estimates as of July 20, 2011 is as follows:

2011 (remainder of the year)  ….....77%

2011 (full year) ……..………….....89%

2012 …..…………………………...59%

2013

…..…………………………..53%

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 16 drybulk vessels, all built post-2003, and the Company has contracted to acquire 11 additional drybulk newbuild vessels to be delivered at various times through 2014.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Footnotes

1 Please see "Reconciliation of Adjusted Net Income, EPS and EBITDA" on page 9.

2 EBITDA represents net income plus interest expense, tax, depreciation and amortization. Please see "Reconciliation of Adjusted Net Income, EPS and EBITDA" on page 9.

3 Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during such period.